FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY AVALARA, INC.: AVLR-01

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 17, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief

Jeff Kauten, Attorney-Advisor

Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Re:	Avalara, Inc.

Registration Statement on Form S-1

File No. 333-224850

Ladies and Gentlemen:

Avalara, Inc. submits this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of our Registration Statement on Form S-1 (File No. 333-224850), confidentially submitted to the Commission on June 27, 2017, as revised on December 4, 2017 and March 16, 2018, and publicly filed on May 11, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by our request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of our letter to the Office of Freedom of Information and Privacy Act Operations.

CONFIDENTIAL TREATMENT REQUESTED

BY AVALARA, INC.: AVLR-01

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

We hereby advise the Staff that we preliminarily estimate an offering within a price range of $[***] to $[***] per share (the “Preliminary Price Range”), which reflects a 2-to-1 reverse stock split of our common stock effected on May 10, 2018 (the “Reverse Stock Split”). The Preliminary Price Range represents our belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but the actual indicative price range to be included in the preliminary prospectus will not be determined until we complete a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for our initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

To further assist the Staff in its review of the Registration Statement, the table below provides a breakdown of all stock options granted during 2017 and to date in 2018, and the associated fair value of the common stock, with each grant adjusted to reflect the Reverse Stock Split.

Grant Date	Common Stock Underlying Options Granted	Exercise Price Per Share of Common Stock	Fair Value Per Share of Common Stock
February 9, 2017	1,586,900	$13.84	$13.84
March 15, 2017	1,000	13.84	13.84
April 27, 2017	499,125	14.68	14.68
August 14, 2017	461,700	15.06	15.06
October 30, 2017	335,400	16.06	16.06
January 23, 2018	1,734,614	16.60	16.60
April 25, 2018	128,625	17.68	17.68

Total	4,747,364

Our methodology for estimating the fair value of our common stock for the April 25, 2018 option grants did not change from the prior option grants in the table above, which were addressed in our response letter to the Commission dated February 7, 2018. We estimate fair value of common stock using the market approach and the income approach, which is described further in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement under the captions “Stock-Based Compensation” on page 81 and “Common Stock Valuations” on page 82. The fair value of the common stock increased from the

CONFIDENTIAL TREATMENT REQUESTED

BY AVALARA, INC.: AVLR-01

January 23, 2018 option grant to the April 25, 2018 option grant primarily due to a lower per share discount for lack of marketability and a higher revenue multiple in the most recent valuation. Because we are a closely-held company, we apply a discount for lack of marketability (i.e., a liquidity restriction) to reflect the reduced liquidity of the shares. A lower discount was used in the most recent valuation due to the shorter expected duration of the liquidity restriction. Under the market approach, one of our valuation computations applies a peer group derived revenue multiple to the projected 2018 revenue. The revenue multiple used in our valuation computations increased approximately 2% between the January 23, 2018 option grant and the April 25, 2018 option grant, while our projected 2018 revenue was essentially unchanged from the January 23, 2018 option grant to the April 25, 2018 option grant.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 826-4900.

Respectfully submitted,

/s/ Alesia L. Pinney
Alesia L. Pinney
Executive Vice President, General Counsel,
and Secretary

cc:	Scott M. McFarlane

William D. Ingram

Avalara, Inc.

Andrew B. Moore

Allison C. Handy

Perkins Coie LLP

John T. McKenna

Alan D. Hambelton

Cooley LLP

3